Sonic Automotive, Inc.

4401 Colwick Road

Charlotte, North Carolina 28211

(704) 566-2400

June 7, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Sonic Automotive, Inc. — Registration Statement on Form S-4 (Reg. No. 333-188804 and Reg. Nos. 333-188804-01 through 333-188804-195) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sonic Automotive, Inc. and the co-registrants listed in the Registration Statement (collectively, the “Registrants”) hereby request that the effectiveness of such Registration Statement be accelerated so that it shall become effective as of 4:00 p.m. Eastern Time, on Tuesday, June 11, 2013, or as soon as practicable thereafter.

The undersigned acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SONIC AUTOMOTIVE, INC.

/s/ Stephen K. Coss
Stephen K. Coss Senior Vice President, General Counsel and Secretary of Sonic Automotive, Inc.

cc:	Lisa Kohl

United States Securities and Exchange Commission

Division of Corporation Finance